

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

August 18, 2009

Martin Kroll
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089

      Re: **Essex Rental Corp.**
              Form 10-K for Fiscal Year Ended December 31, 2008
              File No. 0-52459

Dear Mr. Kroll:

      We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.   We note your response to prior comment 1. Please provide a supplemental legal analysis as to why you believe you were a smaller reporting company for purposes of your 2008 periodic reporting obligations. Please refer to Item 10(f)(1)(i) of Regulation S-K. We may have further comments.

Item 7. MD&A
Liquidity and Capital Resources, page 38

2.   We note your response to our prior comment 6. Please be advised that Section IV of Release No. 33-8350 indicates that a purpose of the liquidity and capital resources section of MD&A is to discuss the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements and analyze known trends and uncertainties. Based on the nature of your business, we believe you should provide a quantified discussion of your actual and anticipated capital expenditures in future filings even if trends are consistent from period to period. Also, please confirm to us that you will provide a tabular presentation of contractual obligations in future filings since you are not a smaller reporting company.

Note 2. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page F-20

3.   We appreciate the information you provided us supplementally in your response to our prior comment 12. We believe you should fully explain the facts and circumstances that lead to the goodwill impairment. It appears to us that, at a minimum, your disclosures should:

- Quantify and discuss the original assumptions used to negotiate the purchase price of Essex Holdings;
- Address when the purchase price was negotiated and discuss how and why the company believed the purchase price was still appropriate at October 31, 2008;
- Address the allocation of the purchase price to the assets and liabilities acquired;
- Quantify and discuss the assumptions used to determine that goodwill was impaired at December 31, 2008;
- Explain the reasons for changes in assumptions that occurred during the two months ended December 31, 2008; and
- Quantify the fair market value of a potential target that was required based on the initial SPAC offering and quantify the fair market value of Essex Holdings based on the purchase price.

Please provide us your proposed disclosures supplementally.

Note 15. Summarized Quarterly Financial Data, page F-37

4.   We note your response to our prior comment 18. Please confirm to us that you will disclose gross profits in selected quarterly financial data in future filings since you are not a smaller reporting company.

Martin Kroll
Essex Rental Corp.
August 18, 2009
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding the financial statements or related issues. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief